Filed Pursuant to Rule 424(b)(3)

File No. 333-261173

NUVEEN AMT-FREE MUNICIPAL CREDIT INCOME FUND

(NYSE: NVG)

(THE “FUND”)

SUPPLEMENT DATED JULY 14, 2023

TO THE FUND’S PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

DATED NOVEMBER 18, 2021, EACH AS SUPPLEMENTED

The Board of Directors of the Fund has approved a change to the Fund’s maturity policy.

Effective immediately, (1) the first two sentences of the tenth paragraph in the section of the Fund’s Prospectus entitled “The Fund’s Investments – Investment Objectives and Policies”; and (2) the first two sentences of the tenth paragraph under “Investment Objectives and Policies” in the SAI are deleted in their entirety and replaced with the following:

Under normal market conditions, the Fund will generally maintain an investment portfolio with an overall weighted average maturity of greater than 10 years.

PLEASE KEEP THIS WITH YOUR

FUND’S PROSPECTUS AND SAI FOR FUTURE REFERENCE